SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 6 October 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



EXHIBIT

1.1    Director Shareholding released on 11 September 2003
1.2    Director Shareholding released on 12 September 2003
1.3    Director Shareholding released on 16 September 2003
1.4    Director Shareholding released on 16 September 2003
1.5    Director Shareholding released on 26 September 2003
1.6    Holding(s) in Company released on 30 September 2003

EXHIBIT 1.1

We were today advised by Computershare Plan Managers that the following Directors of BP p.l.c. received the numbers of BP ordinary shares shown opposite their names on 9 September 2003 @ GBP4.4150 per share, as a result of reinvestment of dividends on shares held through the BP Sharematch UK Plan :-





Dr. A.B. Hayward                     16 shares

Mr. J.A. Manzoni                     12 shares

Mr. R. L. Olver                      16 shares

and on 9 September 2003 @ GBP4.4668 per share, as a result of reinvestment of dividends on shares held through the BP Group Participating Share Scheme:-


Dr. A.B. Hayward                    4 shares

EXHIBIT 1.2

We were advised today by Lloyds TSB Registrars that the following Directors of BP p.l.c. acquired BP Ordinary shares on 8 September 2003 through the BP Dividend Reinvestment Plan in the numbers of shares shown opposite their names @ GBP4.46680 per share:-


Sir Robin Nicholson                    35 shares
Dr. A.B. Hayward                      590 shares
Mr. J.A. Manzoni                      866 shares


On 8 September 2003, Dr A.B Hayward became interested in a further 235 BP Ordinary shares @ GBP4.46680 per share acquired through the BP Dividend Reinvestment Plan by Dr Hayward's wife, Mrs M Hayward.

EXHIBIT 1.3

We were advised yesterday by Computershare Plan Managers that on 10 September 2003 the following Directors of BP p.l.c. acquired the number of BP ordinary shares shown opposite their names below at GBP4.425 per share through participation in the BP ShareMatch UK Plan:-



Dr. A.B. Hayward                      80 shares

Mr. J.A. Manzoni                      83 shares

Mr. R.L. Olver                        80 shares

EXHIBIT 1.4

We were advised today by JPMorgan Chase Bank that the following Directors of BP p.l.c. received the numbers of BP ADSs shown opposite their names below on 11 September 2003 @ $43.3139 per ADS under the Company's US dividend reinvestment plan:-


Mr. E.B. Davis, Jr        56.3521 ADSs
                          (equivalent to approximately 338 Ordinary shares)


Mr. C.F. Knight           140.9596 ADSs
                          (equivalent to approximately 846 Ordinary shares)


Dr. W.E. Massey            43.0296 ADSs
                           (equivalent to approximately 258 Ordinary shares)

EXHIBIT 1.5

We were today advised by Mourant & Co., Trustees of the BP Employee Share Ownership Plan, that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 11 September 2003 @ GBP4.4891 per share, as a result of reinvestment of dividends on shares held by them in the Plan:-



Dr. A.B. Hayward                     216 shares

Mr. J.A. Manzoni                     221 shares

EXHIBIT 1.6

To: RNS

We write to inform you that we received notification on 30 September 2003, dated 26 September 2003, from Barclays PLC disclosing a notifiable interest in our Ordinary Shares of US$0.25 each. The disclosure of their interest pursuant to
Section 202(3) of the Companies Act 1985 is shown below.

From: BP PLC

To: BP PLC
Dated: 26 September 2003

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 25 September 2003 Barclays PLC, through the legal entities listed on the schedule shown below, has a notifiable interest in the capital of your Company of 3.10%

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are shown below.

The issued capital of 22,103,986,138 is the latest figure available to us.


                               LEGAL ENTITY REPORT

BP                                                               SEDOL : 0798059

As at 25 September 2003 Barclays PLC, through the legal entities listed below, had a notifiable interest in 685,301,088 ORD USD0.25 representing 3.10% of the issued share capital of 22,103,986,138 units.


Legal Entity                                 Holding             Percentage Held

Barclays Life Assurance Co Ltd             41,280,458                0.1868
Barclays Private Bank and Trust Ltd             7,135                0.0001
Barclays Global Fund Advisors               6,280,864                0.0020
Barclays Global Investors Japan               431,180                0.0020
Barclays Global Investors Australia Ltd     5,954,121                0.0269
Barclays Global Investors Japan Trust &    25,862,959                0.1170
Barclays Capital Securities Ltd            10,698,142                0.0484
Barclays Global Investors, N.A.           247,836,721                1.1212
Barclays Nikko Global Investors Ltd         7,769,128                0.0351
Barclays Private Bank and Trust Ltd            65,450                0.0003
Barclays Private Bank Ltd                   6,735,081                0.0305
Barclays Global Investors Ltd             306,861,929                1.3883
Barclays Private Bank and Trust Ltd         1,243,870                0.0056
Barclays Bank PLC                          23,700,093                0.0172
Barclays Bank Trust Company Ltd               573,957                0.0026
                       Group Holding      685,301,088                3.1004


                                 REGISTERED HOLDERS REPORT
BP                                                                SEDOL: 0798059

As at 25 September 2003 Barclays PLC, through the legal entities listed below, had a notifiable interest in 685,301,088 ORD USDO.25 representing 3.10% of the issued share capital of 22,103,986,138 units.


Registered Holder                       Account Designation         Holding

ALMIXFTTL-18408-CHASE MANHATTA          ALMIXFTT                  3,016,767
ASUKEXTTL-20947-CHASE MANHATTA          ASUKEXTT                 91,459,922
Bank of Ireland                         BNX009IE                  6,069,126
BARCLAYS CAPITAL NOMINEES LIMI                                   10,694,942
BARCLAYS CAPITAL NOMINEES LIMI                                   23,700,093
BARCLAYS CAPITAL SECURITIES LT                                        3,200
Barclays Trust Co & Others                                          178,864
BARCLAYS TRUST CO AS EXEC/ADM                                         1,700
Barclays Trust Co DMC69                                              38,672
Barclays Trust Co E99                                                47,216
Barclays Trust Co R69                                               307,505
BLEEQTTTL-17011-CHASE MANHATTA          BLEEOTTT                    362,851
BLENTFUKQ-16344-CHASE MANHATTA          BLENTFUK                  1,069,501
BLENTPUKQ-16345-CHASE MANHATTA          BLENTPUK                  1,676,067
BLEQFDUKQ-16331-CHASE MANHATTA          BLEOFDUK                  8,581,595
BLEQPTUEA-16341-CHASE MANHATTA          BLEOPTUE                  5,117,919
BLEQPTUKQ-16341-CHASE MANHATTA          BLEOPTUK                 20,356,327
BLINTNUKQ-ZIAJ-dummy                    BLINTNUK                  1,508,244
BLINTPUKQ-16342-CHASE MANHATTA          BLINTPUK                  2,607,954
BLUKINTTL-16400-CHASE MANHATTA          BLUKINTT                201,708,420
BOSTON SAFE DEPOSIT AND TRUST           591668                    5,003,967
CHASE MANHATTAN BANK                    500227                  101,184,151
CHASE MANHATTAN BANK                    502872                   36,613,925
CHASE MANHATTAN BANK                    508068                    9,450,222
CHASE MANHATTAN BANK                    527191                   31,773,301
CHASE MANHATTAN BANK                    536747                    6,804,821

CHASE MANHATTAN BANK                    552942                    6,548,647
Chase Manhattan Bank                    585439                      315,680
CHATRKTTL-16376-CHASE MANHATTA          CHATRKTT                 10,676,820
CITIBANK, N.A. (United States)          597367                    2,375,770
Clydesdale Nominees  HGB0125            00029130                         48
Clydesdale Nominees  HGB0125            00030251                      7,087
Clydesdale Nominees  HGB0125            00203172                      2,100
Clydesdale Nominees  HGB0125            00224676                      4,275
Clydesdale Nominees  HGB0125            00225176                      6,525
Clydesdale Nominees  HGB0125            00323330                      5,900
Clydesdale Nominees  HGB0125            00323364                      8,613
Clydesdale Nominees  HGB0125            00323372                      1,300
Clydesdale Nominees  HGB0125            00323410                      2,940
Clydesdale Nominees  HGB0125            00323496                      8,100
Clydesdale Nominees  HGB0125            00324018                      3,632
Clydesdale Nominees  HGB0125            00324085                      5,793
Clydesdale Nominees  HGB0125            00324190                      5,850
Clydesdale Nominees  HGB0125            00324565                        950
Clydesdale Nominees  HGB0125            00456399                     11,025
Clydesdale Nominees  HGB0125            00472521                      2,400
Clydesdale Nominees  HGB0125            00479461                      3,000
Clydesdale Nominees  HGB0125            00479488                      3,200
Clydesdale Nominees  HGB0125            00479496                      3,000
Clydesdale Nominees  HGB0125            00486590                     58,367
Clydesdale Nominees  HGB0125            00493677                      5,278
Clydesdale Nominees  HGB0125            00497036                      3,307

Clydesdale Nominees  HGB0125            00593965                      4,955
Clydesdale Nominees  HGB0125            00594198                      3,400
Clydesdale Nominees  HGB0125            00594414                      8,000
Clydesdale Nominees  HGB0125            00594465                      5,100
Clydesdale Nominees  HGB0125            00594988                     11,500
Clydesdale Nominees  HGB0125            00595372                      2,100
Clydesdale Nominees  HGB0125            00595534                      5,900
Clydesdale Nominees  HGB0125            00595712                      3,788
Clydesdale Nominees  HGB0125            00595780                      3,400
Clydesdale Nominees  HGB0125            00595950                      2,000
Clydesdale Nominees  HGB0125            00595968                      3,716
Clydesdale Nominees  HGB0125            00596123                      4,500
Clydesdale Nominees  HGB0125            00596450                         46
Clydesdale Nominees  HGB0125            00596468                         46
Clydesdale Nominees  HGB0125            00597073                     10,500
Clydesdale Nominees  HGB0125            00597103                      3,600
Clydesdale Nominees  HGB0125            00597138                     18,450
Clydesdale Nominees  HGB0125            00597308                      3,600
Clydesdale Nominees  HGB0125            00597316                      4,800
Clydesdale Nominees  HGB0125            00597324                     11,212
Clydesdale Nominees  HGB0125            00597332                      3,200
Clydesdale Nominees  HGB0125            00597359                      5,946
Clydesdale Nominees  HGB0125            00597383                     14,251
Clydesdale Nominees  HGB0125            00597448                      4,600
Clydesdale Nominees  HGB0125            00597537                      3,900
Clydesdale Nominees  HGB0125            00597545                      5,800

Clydesdale Nominees  HGB0125            00597758                      7,675
Clydesdale Nominees  HGB0125            00639191                      1,500
Clydesdale Nominees  HGB0125            00639205                        400
Clydesdale Nominees  HGB0125            00639213                      1,500
Clydesdale Nominees  HGB0125            00640092                      5,400
Clydesdale Nominees  HGB0125            00645442                     10,007
Clydesdale Nominees  HGB0125            00651361                      4,000
Clydesdale Nominees  HGB0125            00668604                      3,527
Clydesdale Nominees  HGB0125            00675368                      2,000
Clydesdale Nominees  HGB0125            00678693                      6,717
Clydesdale Nominees  HGB0125            00679401                     27,000
Clydesdale Nominees  HGB0125            00686050                     10,000
Clydesdale Nominees  HGB0125            00686408                      7,920
Clydesdale Nominees  HGB0125            00691088                      4,000
Clydesdale Nominees  HGB0125            00691517                      7,500
Clydesdale Nominees  HGB0125            00692386                      9,637
Clydesdale Nominees  HGB0125            00692963                     16,662
Clydesdale Nominees  HGB0125            00693013                      3,300
Clydesdale Nominees  HGB0125            00693030                      4,050
Clydesdale Nominees  HGB0125            00693196                      8,545
Clydesdale Nominees  HGB0125            00693200                      5,200
Clydesdale Nominees  HGB0125            00693218                      6,000
Clydesdale Nominees  HGB0125            00693269                     15,250
Clydesdale Nominees  HGB0125            00693404                      5,500
Clydesdale Nominees  HGB0125            00693480                      1,350
Clydesdale Nominees  HGB0125            00693552                     14,000

Clydesdale Nominees  HGB0125            00693722                      3,000
Clydesdale Nominees  HGB0125            00693846                      4,650
Clydesdale Nominees  HGB0125            00693900                      7,000
Clydesdale Nominees  HGB0125            00694028                      3,932
Clydesdale Nominees  HGB0125            00694222                      4,996
Clydesdale Nominees  HGB0125            00694516                      1,400
Clydesdale Nominees  HGB0125            00694699                      1,030
Clydesdale Nominees  HGB0125            00694893                      5,411
Clydesdale Nominees  HGB0125            00695032                      2,000
Clydesdale Nominees  HGB0125            00696039                      8,175
Clydesdale Nominees  HGB0125            00696101                      6,000
Clydesdale Nominees  HGB0125            00697205                      7,000
Clydesdale Nominees  HGB0125            00697329                     31,250
Clydesdale Nominees  HGB0125            00697388                      3,909
Clydesdale Nominees  HGB0125            00697418                      3,037
Clydesdale Nominees  HGB0125            00697434                     33,100
Clydesdale Nominees  HGB0125            00702454                      4,400
Clydesdale Nominees  HGB0125            00702764                        800
Clydesdale Nominees  HGB0125            00702950                      3,942
Clydesdale Nominees  HGB0125            00702977                      5,906
Clydesdale Nominees  HGB0125            00703140                      3,800
Clydesdale Nominees  HGB0125            00703353                      7,988
Clydesdale Nominees  HGB0125            00703396                      1,300
Clydesdale Nominees  HGB0125            00703450                      3,600
Clydesdale Nominees  HGB0125            00703809                      2,100
Clydesdale Nominees  HGB0125            00703876                      3,100

Clydesdale Nominees  HGB0125            00703884                      4,925
Clydesdale Nominees  HGB0125            00703957                      3,589
Clydesdale Nominees  HGB0125            00807507                     19,200
Clydesdale Nominees  HGB0125            00807663                      4,895
Clydesdale Nominees  HGB0125            00830118                      5,300
Clydesdale Nominees  HGB0125            00866805                      7,800
Clydesdale Nominees  HGB0125            00870357                     14,500
Clydesdale Nominees  HGB0125            00886083                      4,608
Clydesdale Nominees  HGB0125            00887365                      5,089
Clydesdale Nominees  HGB0125            01000271                     10,000
Clydesdale Nominees  HGB0125            03000000                      4,890
Clydesdale Nominees  HGB0125            03000441                      6,542
Clydesdale Nominees  HGB0125            03100012                      3,867
Clydesdale Nominees  HGB0125            03100039                      3,796
Clydesdale Nominees  HGB0125            03100071                     11,850
Clydesdale Nominees  HGB0125            03100101                      3,430
Clydesdale Nominees  HGB0125            03100241                      3,841
Clydesdale Nominees  HGB0125            03100357                      3,340
Clydesdale Nominees  HGB0125            03100420                      4,650
Clydesdale Nominees  HGB0125            03100926                     10,020
Clydesdale Nominees  HGB0125            03101086                      7,900
Clydesdale Nominees  HGB0125            03101280                      6,472
Clydesdale Nominees  HGB0125            03101515                      3,608
Clydesdale Nominees  HGB0125            03101540                      2,238
Clydesdale Nominees  HGB0125            03101787                      4,813
Clydesdale Nominees  HGB0125            03101876                      4,400

Clydesdale Nominees  HGB0125            03102040                     12,100
Clydesdale Nominees  HGB0125            03102058                      3,952
Clydesdale Nominees  HGB0125            03102090                      3,986
Clydesdale Nominees  HGB0125            03102180                      3,650
Clydesdale Nominees  HGB0125            03102279                      3,781
Clydesdale Nominees  HGB0125            03102309                      1,258
Clydesdale Nominees  HGB0125            03102384                      4,000
Clydesdale Nominees  HGB0125            03102406                      1,910
Clydesdale Nominees  HGB0125            03102465                     49,300
Clydesdale Nominees  HGB0125            03102511                      9,600
Clydesdale Nominees  HGB0125            03102546                      3,730
Clydesdale Nominees  HGB0125            03102660                      4,068
Clydesdale Nominees  HGB0125            03103119                      5,360
Clydesdale Nominees  HGB0125            03105510                      3,050
Clydesdale Nominees  HGB0125            03105600                      4,000
Clydesdale Nominees  HGB0125            03105669                      4,950
Clydesdale Nominees  HGB0125            07000000                      5,949
Clydesdale Nominees  HGB0125            07000093                      5,585
Clydesdale Nominees  HGB0125            07000182                      5,830
Clydesdale Nominees  HGB0125            07000417                     50,915
Clydesdale Nominees  HGB0125            07000425                     47,940
Clydesdale Nominees  HGB0125            07000662                      4,972
Clydesdale Nominees  HGB0125            07000832                      3,625
Clydesdale Nominees  HGB0225            00436770                      5,700
Clydesdale Nominees  HGB0225            00436843                      2,800
Clydesdale Nominees  HGB0225            00472521                      1,000

Clydesdale Nominees  HGB0225            00483221                      5,000
Clydesdale Nominees  HGB0225            00484015                      8,175
Clydesdale Nominees  HGB0125            00493871                      5,508
Clydesdale Nominees  HGB0225            00595798                      5,900
Clydesdale Nominees  HGB0225            00597278                     56,700
Clydesdale Nominees  HGB0225            00597758                      4,986
Clydesdale Nominees  HGB0225            00639205                      1,500
Clydesdale Nominees  HGB0225            00701601                      9,075
Clydesdale Nominees  HGB0225            00702764                        800
Clydesdale Nominees  HGB0225            00703213                      3,625
Clydesdale Nominees  HGB0225            00703825                      4,582
Clydesdale Nominees  HGB0225            00703833                     19,834
Clydesdale Nominees  HGB0225            00703841                      3,700
Clydesdale Nominees  HGB0225            00870934                     13,100
Clydesdale Nominees  HGB0225            00878188                      4,000
Clydesdale Nominees  HGB0325            00486590                      3,805
Clydesdale Nominees  HGB0325            00702764                        800
Clydesdale Nominees  HGB0125            00870934                      5,675
Clydesdale Nominees  HGB1025            00837619                     23,200
INVESTORS BANK AND TRUST CO.            428169                    2,001,615
INVESTORS BANK AND TRUST CO.            519883                       21,354
INVESTORS BANK AND TRUST CO.            519891                       41,021
INVESTORS BANK AND TRUST CO.            519909                       84,389
INVESTORS BANK AND TRUST CO.            519917                       44,115
INVESTORS BANK AND TRUST CO.            519925                       32,713
INVESTORS BANK AND TRUST CO.            555879                      423,350

INVESTORS BANK AND TRUST CO.            573039                    2,660,553
INVESTORS BANK AND TRUST CO.            576487                      310,365
INVESTORS BANK AND TRUST CO.            583293                   11,394,290
INVESTORS BANK AND TRUST CO.            585165                      555,384
INVESTORS BANK AND TRUST CO.            586072                    2,081,673
INVESTORS BANK AND TRUST CO.            588888                      173,225
INVESTORS BANK AND TRUST CO.            590421                      355,930
INVESTORS BANK AND TRUST CO.            595966                    4,350,761
INVESTORS BANK AND TRUST CO.            598856                      340,315
INVESTORS BANK AND TRUST CO.            601389                      690,148
INVESTORS BANK AND TRUST CO.            911140                      600,372
JPMORGAN CHASE BANK                     540186                    2,090,512
JPMORGAN CHASE BANK                     555465                    3,863,609
JPMORGAN CHASE BANK                     599123                      645,127
JPMorgan Chase Bank                     BTCO34IE                    285,378
JPMorgan Chase Bank                     BTCO45IE                  2,520,162
JPMorgan Chase Bank                     BTGFO1IE                    708,843
JPMorgan Chase Bank                     BTGF041E                  2,926,813
JPMorgan Chase Bank                     BTGF05IE                    760,340
JPMorgan Chase Bank                     BTGF07IE                    525,239
JPMorgan Chase Bank                     BTK001IE                  2,670,982
JPMorgan Chase Bank                     BTS004IE                  2,414,770
JPMorgan Chase Bank                     BTS005IE                    415,710
JPMorgan Chase Bank                     BTSO11IE                    949,128
JPMorgan Chase Bank                     BTSO15IE                    266,111
JPMorgan Chase Bank                     BTSO18IE                     43,507

JPMorgan Chase Bank                     BTSI191E                     71,152
JPMorgan Chase Bank                     BTSO24IE                    240,110
JPMorgan Chase Bank                     BTSO28IE                  9,866,902
JPMorgan Chase Bank                     BTSO31IE                    109,029
JPMorgan Chase Bank                     BTSO33IE                    212,413
JPMorgan Chase Bank                     BTS036IE                    677,444
JPMorgan Chase Bank                     BTS037IE                    198,926
Master Trust Bank                       BNNP06IE                    293,811
Mitsubishi Trust International          BNN018IE                    118,198
Mitsubishi Trust International          BNN024IE                     60,155
Mitsubishi Trust International          BNN033IE                    101,014
Mitsubishi Trust International          BNN046IE                    236,602
NORTHERN TRUST BANK - BGI SEPA          581610                    3,379,581
NORTHERN TRUST BANK - BGI SEPA          584069                    1,429,301
State Street                            BNN032IE                    151,074
State Street                            BNXO12IE                    417,331
State Street                            BNX019IE                    431,180
State Street Bank & Trust - U           576222                       61,017
STATE STREET BANK & TRUST - US          713101                   22,370,502
Sumitomo TB                             BNN029IE                     85,959
Sumitomo TB                             BNN031IE                     51,948
Sumitomo TB                             BNN036IE                     66,942
Sumitomo TB                             BNN052IE                    116,968
Swan Nominees Limited                                                58,714
Swan Nominees Limited                                                 6,736
ZEBAN NOMINEES LIMITED                                            6,735,081
                                                  Total         685,301,088

From Barclays PLC

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 6 October 2003                             /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary